UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

STAPLES, INC.

(Name of Subject Company (Issuer) and Filing Person (offeror))

Options to Purchase Common Stock, $ 0.0006 Par Value Per Share
(Title of Class of Securities)

855030102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

John J. Mahoney
Vice Chairman and
Chief Financial Officer
Staples, Inc.
500 Staples Drive
Framingham, MA 01702
508-253-5000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copy to:
Mark G. Borden, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
617-526-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee **
$51,017,148	$1,567

*                                         The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 3,914,266 shares of common stock of Staples, Inc. will be amended pursuant to this offer, which may not occur.

**                                  Previously paid.  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Schedule TO (the “Schedule TO”) filed by Staples, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 10, 2007 relating to an offer by the Company to amend outstanding “eligible options” (as defined in the Offer to Amend Certain Outstanding Options filed with the Schedule TO as Exhibit (a)(1)(A) (the “Offer to Amend”)) held by eligible individuals subject to taxation in the United States so they may avoid potential adverse tax consequences under Internal Revenue Code Section 409A.

Item 4.  Terms of the Transaction

Item 4 of the Schedule TO is hereby amended by adding the following sentences:

The offer expired at 5:00 p.m., Eastern Time, on June 11, 2007.  Pursuant to and in accordance with the terms of the offer, (1) the Company has accepted for amendment eligible options to purchase 3,694,171 shares of the Company's common stock, which represents approximately 94% of the shares subject to all eligible options and (2) the Company has made promises to pay cash payments in the aggregate amount of $2,197,234.32.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Staples, Inc.

By:	/s/ Jack A. VanWoerkom
Jack A. VanWoerkom
Executive Vice President and General Counsel

Date: June 13, 2007